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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ANSOFT CORPORATION
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                                (NAME OF ISSUER)

                      Common Stock, $0.01 par value share
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                         (TITLE OF CLASS OF SECURITIES)

                                  036384 10 5
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                                 (CUSIP NUMBER)

           Dr. Ulrich L. Rohde                        Dr. Meta Rohde
        c/o Compact Software, Inc.               c/o Compact Software, Inc.
             201 McLean Blvd.                         201 McLean Blvd.
            Paterson, NJ 07504                       Paterson, NJ 07504
              (201) 881-1200                           (201) 881-1200
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 April 9, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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  (1)      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                          Dr. Ulrich L. Rohde (SS#: ###-##-####)

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  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)
                                               (a)   [   ]
                                               (b)   [   ]

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  (3)      SEC USE ONLY

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  (4)      SOURCE OF FUNDS*

                           OO

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  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)

                                                      [   ]

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  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                  New Jersey

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                          (7) SOLE VOTING POWER
                                                             0
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) SHARED VOTING POWER
  Owned by                                           1,272,728
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  SOLE DISPOSITIVE POWER
                                                             0

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                     1,272,728

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  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,272,728

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  (12)    CHECK IF THE  AGGREGATE  AMOUNT  IN ROW (11)
          EXCLUDES CERTAIN SHARES*
                                                      [    ]

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  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       14.16%

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  (14)    TYPE OF REPORTING PERSON*                       IN

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  (1)      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                          Dr. Meta Rohde (SS#: ###-##-####)

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  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)
                                               (a)   [   ]
                                               (b)   [   ]

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  (3)      SEC USE ONLY

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  (4)      SOURCE OF FUNDS*

                           OO

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  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)

                                                      [   ]

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  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                  New Jersey

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                          (7) SOLE VOTING POWER
                                                             0
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) SHARED VOTING POWER
  Owned by                                           1,272,728
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  SOLE DISPOSITIVE POWER
                                                             0

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                                     1,272,728

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  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,272,728

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  (12)    CHECK IF THE  AGGREGATE  AMOUNT  IN ROW (11)
          EXCLUDES CERTAIN SHARES*
                                                      [    ]

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  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       14.16%

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  (14)    TYPE OF REPORTING PERSON*                       IN

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ITEM 1. SECURITY AND ISSUER:

     This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Ansoft Corporation ("Ansoft"). Ansoft's principal executive office is located at Four Station Square, Suite 660, Pittsburgh, Pennsylvania 15219.

ITEM 2. IDENTITY AND BACKGROUND:

     (a) This statement is being filed on behalf of Dr. Ulrich Rohde, a newly-elected director and executive vice president of Ansoft, and Dr. Meta Rohde. Dr. Ulrich Rohde and Dr. Meta Rohde are a married couple who share the same household. Dr. Ulrich Rohde and Dr. Meta Rohde are the sole shareholders of Synergy Microwave Corporation.

     (b) Both Dr. Ulrich Rohde and Dr. Meta Rohde reside at 52 Hillcrest Drive, Upper Saddle River, New Jersey 07458.

     (c) Dr. Ulrich Rohde's principal occupation is to serve as executive vice president of Ansoft. Dr. Rohde was named executive vice president of Ansoft and was elected to Ansoft's board of directors in connection with the acquisition by Ansoft of all of the outstanding shares of common stock of Compact Software, Inc. on April 9, 1997. Dr. Ulrich Rohde and Dr. Meta Rohde are the sole shareholders of Synergy Microwave Corporation.

     (d) - (e) Neither Dr. Ulrich Rohde nor Dr. Meta Rohde has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Dr. Ulrich Rohde nor Dr. Meta Rohde has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Both Dr. Ulrich Rohde and Dr. Meta Rohde are United States citizens and residents of the State of New Jersey.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This statement relates to the acquisition by Dr. Ulrich Rohde of 1,030,909 shares of Common Stock (the "Shares") and Dr. Meta Rohde of 241,819 Shares in a private placement transaction with Ansoft in connection with the acquisition by Ansoft of the shares of common stock of Compact Software, Inc., a closely-held corporation acquired by Ansoft on April 9, 1997 ("Compact"). Dr. Ulrich Rohde was the majority shareholder of Compact prior to the acquisition by Ansoft and Dr. Meta Rohde held the remaining minority interest. Both Dr. Ulrich Rohde and Dr. Meta Rohde acquired the Shares as partial consideration for the common stock of Compact held by each of them prior to the acquisition.

ITEM 4. PURPOSE OF TRANSACTION.

     The shares of Ansoft common stock owned by Dr. Ulrich Rohde and Dr.
Meta Rohde are being held for investment purposes. Neither Dr. Ulrich Rohde nor Dr. Meta Rohde presently has any plans or proposals which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) In computing the percentage of ownership of common stock of Ansoft for the purposes of this Schedule 13D, the reporting persons have relied upon Ansoft's Form 10-Q for the period ended January 31, 1997 that was filed with the Securities and Exchange Commission on March 5, 1997 in which Ansoft reported that as of March 3, 1997 there were 7,714,859 shares of its common stock outstanding. As a result of the acquisition of

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Compact Software, Inc. in a stock-for-stock transaction, the number of shares of
Ansoft common stock outstanding based upon the number of shares reported by the Company to be outstanding has increased by 1,272,728 to 8,987,587. Accordingly, as of the date hereof, Dr. Ulrich Rohde and Dr. Meta Rohde each beneficially own 1,272,728 shares of Ansoft common stock, or 14.16% of the outstanding shares of common stock of Ansoft.

     (b) Dr. Ulrich Rohde and Dr. Meta Rohde share voting power and dispositive power with respect to all 1,272,728 shares of common stock of Ansoft acquired in the transaction.

     (c) Neither Dr. Ulrich Rohde nor Dr. Meta Rohde has effected any transactions in the common stock of Ansoft during the past sixty (60) days, other than as disclosed above.

     (d) To the knowledge of Dr. Ulrich Rohde and Dr. Meta Rohde, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Ansoft common stock beneficially owned by either of them.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit I    -   Joint Filing Agreement............  Filed herewith


                                   SIGNATURE

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement on
Schedule 13D is true, complete and correct.

DATE:  April 15, 1997

                                        DR. ULRICH ROHDE.

                                        By: /s/ DR. ULRICH ROHDE
                                           --------------------------
                                        Dr. Ulrich Rohde


                                        DR. META ROHDE

                                        By: /s/ DR. META ROHDE
                                           --------------------------
                                        Dr. Meta Rohde


                                     - 2 -
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                                   EXHIBIT I

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Ansoft Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 15th day of April, 1997.

                                       DR. ULRICH ROHDE.

                                       By: /s/ DR. ULRICH ROHDE
                                           --------------------------
                                           Dr. Ulrich Rohde


                                       DR. META ROHDE

                                       By: /s/ DR. META ROHDE
                                           --------------------------
                                           Dr. Meta Rohde

                                      E-1